

April 7, 2011

Via U.S. Mail
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta T2T 0A7, Canada

> **Re:** **Guru Health Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 28, 2011**
> **File No. 333-168037**

Dear Ms. Gillis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated February 10, 2011 and your statement that you have no plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. As previously requested, please revise your registration statement to include this disclosure.

Prospectus Cover Page

2. Please update the date of the prospectus. Refer to Item 501(b)(9) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 18

Commence Operations, page 21

3. We note your response to comment four in our letter dated February 10, 2011 and your disclosure that "at the time of this offering the four previously described products are all [you] are working with." However, we note that your website does not appear to offer all of the products described in your registration statement and offers additional products not listed in the registration statement. Please advise, and revise your disclosure so that it is accurate and complete.

Business, page 24

Distribution, page 26

4. We note your disclosure in this section that purchasers will be able to choose the method and speed of delivery and that purchasers will be able to choose between "all typical postal service and UPS methods." However, we note that the "Shipping Info" section of your website states that you will "ship all orders by Canada Post" and do "not currently accept international orders." Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director

cc: William M. Aul